Exhibit 12.2

Washington Prime Group, L.P.
Computation of Ratios of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,
	2016	2015		2014	2013	2012
Earnings before fixed charges:
Net income (loss) from continuing operations	$77,416	$(104,122)		$205,455	$187,334	$156,390
Income tax expense	2,232	849		1,215	196	165
Loss (income) from unconsolidated entities	1,745	1,247		(973)	(1,416)	(1,028)
Remeasurement gains from unconsolidated entities	—	—		(99,375)	—	—
Distributions from unconsolidated entities	272	223		1,004	2,110	2,558
Fixed charges	139,027	141,965		82,816	56,219	59,429
Capitalized interest	(2,640)	(1,781)		(283)	(1,019)	(442)
Earnings before fixed charges	$218,052	$38,381		$189,859	$243,424	$217,072

Fixed charges:
Interest expense (1)	$136,225	$139,923		$82,428	$55,058	$58,844
Capitalized interest	2,640	1,781		283	1,019	442
Portion of rents representative of the interest factor	162	261		105	142	143
Total fixed charges	$139,027	$141,965		$82,816	$56,219	$59,429

Ratio of earnings to fixed charges	1.57	0.27	(2)	2.29	4.33	3.65

(1) Does not include the impact of the approximate $1 billion of debt incurred related to the spin-off from Simon Property Group for all periods prior to May 28, 2014.
(2) The shortfall of earnings to fixed charges for the year ended December 31, 2015 was $103,584. This shortfall resulted from the $31,653 of merger and transaction costs and $147,979 of impairment loss that we incurred during the year ended December 31, 2015.